November 25, 2020

Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay LNG Partners L.P. Form 20-F for Fiscal Year Ended December 31, 2019 Filed April 9, 2020 Form 6-K Filed August 13, 2020 File No. 001-32479

Dear Mr. Rodriguez:

We have reviewed your letter to us of November 13, 2020 setting forth staff comments on Teekay LNG Partners L.P.’s (“Teekay LNG” or the “Partnership”) Form 6-K filed August 13, 2020. This letter responds to the comment made by the staff in your letter. For your convenience, the response has been keyed to the comment.

Form 6-K Filed August 13, 2020

Definitions and Non-GAAP Financial Measures, page 6

SEC Comment

1.

We have reviewed your response to comment 1. Your presentation of the non-GAAP measure Adjusted Revenues includes revenues based on your proportionate economic ownership of each vessel owned by your equity-accounted joint ventures. Presentation of revenue based on proportionate consolidation is appropriate only in limited circumstances, none of which appear to apply to you. As a result, your use of proportionate consolidation appears to represent the use of a tailored accounting principle. Revise your presentation to remove revenue recognized based on the use of proportionate consolidation. See FASB ASC paragraphs 323-10-45-1 and 810-10-45-14 and C&DI Question 100.04.

Response to SEC Comment 1:

In future filings, the Partnership will revise its presentation to remove revenue recognized based on the use of proportionate consolidation.

* * * * *

We appreciate the opportunity to respond to the comment provided.

Sincerely,

/s/ Scott Gayton

Scott Gayton

Chief Financial Officer, Teekay Gas Group Ltd.

(Principal Financial and Accounting Officer)

cc:	Alan Semple (Audit Committee Chair)

David Matheson (Perkins Coie LLP)

Philippa Wilshaw (KPMG LLP)